

June 7, 2012

<u>Via E-mail</u>
Earl J. Hesterberg
Chief Executive Officer
Group 1 Automotive, Inc.
800 Gessner, Suite 500
Houston, Texas 77024

> **Re: Group 1 Automotive, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 10, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 28, 2012**
> **Response dated May 25, 2012**
> **File No. 1-13461**

Dear Mr. Hesterberg:

We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

11. Credit Facilities, page F-29

1. We read your response to comment 5. Please clarify for us and in your disclosures why you believe the right of offset exists between the "floorplan offset" and the floorplan notes payable within the Company's $1.35 billion revolving syndicated credit agreement. In the response, clarify for us in further detail your arrangement with the lenders. Refer to FASB ASC Topic 210-20-45-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551- 3339 if you have questions regarding the comment on the financial statements and related matters. Please contact Angie Kim, Attorney-Advisor, at (202) 551- 3535 or Dietrich King, Legal Branch Chief, at (202) 551- 3338 if you have questions regarding any other matters. You may contact me at (202) 551- 3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief